SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036

WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019

May 23, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Becton, Dickinson and Company—
Registration Statement

Ladies and Gentlemen:

On behalf of Becton, Dickinson and Company (“BD”) and C. R. Bard, Inc. (“Bard”), submitted herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, is a Registration Statement on Form S-4 of BD (the “Registration Statement”), which includes a proxy statement for a special meeting of the shareholders of Bard (the “Special Meeting”).  The matters to be acted upon at the Special Meeting include a proposal to approve the Agreement and Plan of Merger, dated as of April 23, 2017, among Bard, BD and Lambda Corp.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (212) 735-2082 (Blair.Thetford@skadden.com), Michael Chitwood at (212) 735-2535 (Michael.Chitwood@skadden.com), David K. Lam at (212) 403-1394 (DKLam@wlrk.com) or Eitan S. Hoenig at (212) 403-1053 (ESHoenig@wlrk.com).

Very truly yours,

/s/ Blair T. Thetford
Blair T. Thetford

Enclosures

Cc:	Jeffrey S. Sherman
Executive Vice President and General Counsel
Becton, Dickinson and Company

Samrat S. Khichi
Senior Vice President, General Counsel and Secretary
C. R. Bard, Inc.